Exhibit 12.1

MOMENTIVE SPECIALTY CHEMICALS INC.

Statement Regarding Computation of Ratios

	Three Months Ended March 31, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
(dollars in millions)
Pre-tax (loss) income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	(40)	(60)	103	244	137	(1,171)

Fixed Charges
Interest expensed and capitalized	74	263	263	277	227	303
Interest element of lease costs (1)	3	12	12	12	12	10

Total fixed charges	77	275	275	289	239	313

Pre-tax (loss) income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	37	215	378	533	376	(858)
Ratio of earnings to fixed charges (2)	N/A	N/A	1.37	1.84	1.57	N/A

(1)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.
(2)

Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $40, $60 and $1,171 for the three months ended March 31, 2013 and the years ended December 31, 2012 and 2008, respectively.